Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

April 28, 2020

VIA EDGAR

Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Comments on Shareholder Reports and Forms N-CSR and N-CEN

Dear Ms. Hamilton:

This letter responds to the comments you provided telephonically to the undersigned and Sarah McLaughlin on March 25, 2020, with respect to the shareholder reports and Forms N-CSR and N-CEN filed by the registrants listed on Schedule A (“Registrants”). The comments and responses thereto are set forth below. Reference to a “registrant” in a particular response is to the Registrant referenced in the related comment. Changes referenced in responses below will be incorporated into shareholder reports or applicable regulatory filings as noted below for periods ending May 31, 2020 and thereafter. The comments and Registrants’ responses thereto are as follows:

1.	Comment: The Staff notes that the annual report filed on Form N-CEN on March 7, 2019 for the Tax-Managed Growth Portfolio for the period ended December 31, 2018 indicated under Item B.11 that there had been no material legal proceedings, other than routine litigation incidental to the business, to which the Tax-Managed Growth Portfolio or any of its subsidiaries was a party or of which any of their property was the subject during the reporting period; however, the annual report filed on Form N-CSR for the same period included the following disclosure under Note 8 in the Notes to Financial Statements:

In November 2010, the Portfolio was named as defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors (UCC) of the Tribune Company v. FitzSimons, et al. as a result of its ownership of shares in the Tribune Company (Tribune) in 2007 when Tribune effected a leveraged buyout transaction (LBO) and was converted to a privately held company. The UCC, which has been replaced by a Litigation Trustee pursuant to Tribune’s plan of reorganization, seeks to recover payments of the proceeds of the LBO. In June 2011, a group of Tribune creditors filed multiple actions against former Tribune shareholders involving state law constructive fraudulent conveyance claims arising out of the LBO (the “SLFC actions”). The Portfolio has been named as a defendant in one of the SLFC actions filed in United States District Court — District of Massachusetts by Deutsche Bank Trust Co. Americas seeking to recover the proceeds received in connection with the LBO from former shareholders. The FitzSimons action and the SLFC actions are now part of a multi-district litigation proceeding in the Southern District of New York. The value of the proceeds received by the Portfolio is approximately $48,237,000 (equal to 0.3% of net assets at December 31, 2018).

The Portfolio cannot predict the outcome of these proceedings or the effect, if any, on the Portfolio’s net asset value. The attorneys’ fees and costs related to these actions are expensed by the Portfolio as incurred.

Please supplementally explain the discrepancy and confirm ongoing compliance with Item G.1(a)(i) of Form N-CEN and the instructions to Item B.11 of Form N-CEN.

Response: The disclosure was inadvertently omitted from the Form N-CEN filing. Subsequent to the filing, the SLFC action against the Portfolio was dismissed, and the dismissal was affirmed by the Second Circuit. The dismissal of the FitzSimons action is pending appeal. The registrant will comply with the Item G.1(a)(i) and the instructions to Item B.11 of Form N-CEN in future filings.

2.	Comment: The Staff notes that the annual report filed on Form N-CEN on March 9, 2019 for Eaton Vance VT Floating Rate Income Fund, a series of Eaton Vance Variable Trust, with respect to the period ended December 31, 2018 indicated under Item B.11 that there had been no material legal proceedings, other than routine litigation incidental to the business, to which Eaton Vance Variable Trust or any of its subsidiaries was a party or of which any of their property was the subject during the reporting period; however, the Fund’s annual report filed on Form N-CSR for the same period included the following disclosure under Note 11 in the Notes to Financial Statements:

In May 2015, the Fund was served with an amended complaint filed in an adversary proceeding in the United States Bankruptcy Court for the Southern District of New York. The adversary proceeding was filed by the Motors Liquidation Company Avoidance Action Trust (“AAT”) against the former holders of a $1.5 billion term loan issued by General Motors Corp. (“GM”) in 2006 (the “Term Loan Lenders”) who received a full repayment of the term loan pursuant to a court order in the GM bankruptcy proceeding. The court order was made with the understanding that the term loan was fully secured at the time of GM’s bankruptcy filing in June 2009. The AAT is seeking (1) a determination from the Bankruptcy Court that the security interest held by the Term Loan Lenders was not perfected at the time GM filed for Chapter 11 Bankruptcy protection and thus the Term Loan Lenders should have been treated in the same manner as GM’s unsecured creditors, (2) disgorgement of any interest payments made to the Term Loan Lenders within ninety days of GM’s filing for Chapter 11 Bankruptcy protection, and (3) disgorgement of the $1.5 billion term loan repayment that was made to the Term Loan Lenders. The value of the payment received under the term loan agreement by the Fund is approximately $5,763,000 (equal to 0.80% of net assets at December 31, 2018). The Fund cannot predict the outcome of these proceedings or the effect, if any, on the Fund’s net asset value. The attorneys’ fees and costs related to these actions are expensed by the Fund as incurred.

Please supplementally explain the discrepancy and confirm ongoing compliance with Item G.1(a)(i) of Form N-CEN and the instructions to Item B.11 of Form N-CEN.

Response: The disclosure was inadvertently omitted from the Form N-CEN filing. Subsequent to the filing, this case was settled by the parties. The Fund was not required to make any payments and was reimbursed a portion of its expenses as part of the settlement. The registrant will comply with the Item G.1(a)(i) and the instructions to Item B.11 of Form N-CEN in future filings.

3.	Comment: The annual report filed on Form N-CSR for Eaton Vance VT Floating Rate Income Fund for the period ended December 31, 2018 contains a footnote to the Schedule of Investments stating that, with respect to certain senior floating-rate loans included therein, “The stated interest rate represents the weighted average interest rate at December 31, 2018 of contracts within the senior loan facility. Interest rates on contracts are primarily redetermined either weekly, monthly or quarterly by reference to the indicated base lending rate and spread and the reset period.” Please confirm that the Fund has disclosed sufficient detail on the individual tranches of the loans. Please refer to footnotes 1 and 4 under Rule 12-12 of Regulation S-X and the American Institute of CPAs’ Investment Company Expert Panel Minutes from its February 20, 2018 meeting. Please note that this comment applies to all funds in the Eaton Vance complex with respect to investments in senior loans and unfunded or partially unfunded loan commitments, as applicable.

Response: Senior floating-rate loans are presented in the Portfolio of Investments at the facility level, the unit of account at which senior floating-rate loans are traded and valued . A loan facility may be comprised of one or more contracts having the same maturity date, reference index and spread but different interest rate reset dates, possibly resulting in a different interest rate for each contract as of a reporting period. Certain facilities may also include a contract that is unfunded or partially funded. Because senior floating-rate loans trade at the facility level, management believes that presenting each contract of a loan facility in the Portfolio of Investments would not be appropriate. For a loan facility held as of a report date that has multiple contracts, management believes that its presentation in the Portfolio of Investments meets the requirements of footnote 1 of Rule 12-12 of Regulation S-X to present each issue separately. Management also believes that presenting a weighted average interest rate of the contracts in the facility, including commitment fees on unfunded contracts, with footnote disclosure describing the interest rate shown meets the intent of footnote 2 of Rule 12-12 of Regulation S-X relating to interest rates on variable rate securities.

4.	Comment: With respect to the annual report filed on Form N-CSR on October 28, 2019 for Eaton Vance Worldwide Health Sciences Fund, a series of Eaton Vance Growth Trust, for the period ended August 31, 2019:

a.	The Staff notes that the investment adviser fee included as a liability on the Statement of Assets and Liabilities is $562,444, whereas the investment adviser fee listed under “Expenses” on the Statement of Operations is $360,552. Please explain supplementally the reason for this difference.

b.	The Staff notes that Note 3 under the Notes to Financial Statements states that the investment adviser fee paid to Eaton Vance Management by the Fund is “subject to an upward or downward performance adjustment of up to 0.15% (annually) of the average daily net assets of the Fund depending on whether, and to what extent, the investment performance of the Fund differs by at least one percentage point from the record of the MSCI World Health Care Index over a 36-month performance period” and that the Worldwide Health Sciences Portfolio, in which the Fund invested all of its investable assets during the period prior to the close of business on August 9, 2019, paid advisory fees to Eaton Vance Management on the same fee schedule as the Fund. Note 3 further states that, “For the year ended August 31, 2019, the Fund’s allocated portion of the investment adviser fee paid by the Portfolio, net of a downward performance adjustment of $603,975, amounted to $5,456,309 and the investment adviser fee paid by the Fund, including an upward performance adjustment of $15,300, amounted to $360,562.” Please explain supplementally why, for the period prior to August 9, 2019, the Fund was subject to an upward performance adjustment and the Portfolio was subject to a downward performance adjustment.

Response:

a.	The Fund entered into an advisory agreement with the investment adviser on August 9, 2019. Prior to August 9, 2019, the Fund invested its assets in Worldwide Heath Sciences Portfolio (the “Portfolio”), a separate registered investment company with the same objective and policies as the Fund, and the Portfolio was subject to the same investment advisory fee schedule as the Fund. Aside from a de minimus investment by an affiliate of Eaton Vance Management, the Fund was the only investor in the Portfolio. On August 9, 2019, the Fund withdrew its investment in the Portfolio in-kind. A portion of the $562,444 of investment advisory fees included as a liability on the Fund’s Statement of Assets and Liabilities reflects the Fund’s allocable share of the investment advisory fee incurred by the Portfolio, and attributable to the Fund, before the Fund withdrew from the Portfolio, which is recorded in expenses allocated from the Portfolio in the Statement of Operations.

b.	The performance fee adjustment is calculated monthly based on average net assets and relative performance versus the benchmark over the preceding 36-month period. For the 36-month period ended on July 31, 2019, the Fund outperformed the benchmark by 1.92%, which resulted in an upward advisory fee adjustment recorded to the Fund in August 2019. During the period of September 1, 2018 through August 9, 2019, when the performance fee was measured at the Portfolio, the Fund underperformed the benchmark and the advisory fee was subject to a negative adjustment of $603,562.

5.	Comment: The Staff notes that the independent public accountant’s report on internal control required by Item G.1(a)(iii) of Form N-CEN was not included with the annual report filed on Form N-CEN for the Eaton Vance National Municipal Income Fund, a series of Eaton Vance Municipals Trust, on December 6, 2019 for the period ended September 30, 2019. We ask that the Fund refile its annual report on Form N-CEN for this period and include the noted report.

Response: The Registrant confirms that it will refile its Form N-CEN for the period noted and will include the referenced report.

6.	Comment: The Staff notes that the independent public accountant’s report on internal control required by Item G.1(a)(iii) of Form N-CEN was not included with the annual report filed on Form N-CEN on December 6, 2019 for the Eaton Vance Core Plus Bond Fund, a series of Eaton Vance Mutual Funds Trust, for the period ended September 30, 2019. We ask that the Fund refile its annual report on Form N-CEN for this period and include the noted report.

Response: The Registrant confirms that it will refile its Form N-CEN for the period noted and will include the referenced report.

7.	Comment: With respect to the annual report on Form N-CSR for Eaton Vance Short Duration Inflation Protected Income Fund, a series of Eaton Vance Special Investment Trust, filed on December 23, 2019 for the period ended October 31, 2019, please explain supplementally why Senior Debt Portfolio is not included in the table under Note 9 in the Notes to Financial Statements. Additionally, please ensure that the amounts included in such table tie to related amounts included on the Fund’s balance sheet and statement of operations. Please see Rule 12-14 of Regulation S-X.

Response: Senior Debt Portfolio (the Portfolio), while an affiliated investment of Eaton Vance Short Duration Inflation Protected Income Fund (the Fund), is a partnership and accordingly, allocations to the Fund of the Portfolio’s income, expenses, realized gain (loss) and change in unrealized appreciation (depreciation) are presented separately from income, realized gain (loss) and change in unrealized appreciation (depreciation) from the Fund’s other affiliated investment, which is not a partnership, on the Statement of Operations. Had these amounts been included in the table under Note 9 in the Notes to Financial Statements and totaled, they would not have agreed to the Statement of Operations as required per the instructions to Rule 12-14 of Regulation S-X. Gross additions to and gross reductions from the Fund’s investment in the Portfolio, as required by Rule 12-14, were shown separately in Note 6 to the Financial Statements and the ending value of the Portfolio were shown separately on the Statement of Assets and Liabilities. As to the amounts that are presented in the table at Note 9, management confirms that they agree to the respective amounts on the Fund’s Statement of Assets and Liabilities and Statement of Operations.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen Gemma

Maureen Gemma

Vice President

Schedule A

Trust/Fund or Portfolio	Fiscal Year End Reviewed

Eaton Vance Mutual Funds Trust (File No. 811-04015):
Parametric Dividend Income Fund	2/28/2019
Eaton Vance Emerging Markets Debt Fund	1/31/2019
Parametric Emerging Markets Funds	1/31/2019
Parametric International Equity Fund	1/31/2019
Parametric Volatility Risk Premium – Defensive Fund	1/31/2019
Eaton Vance AMT-Free Municipal Income Fund	9/30/2019
Eaton Vance Core Plus Bond Fund	9/30/2019

Eaton Vance Series Trust (File No. 811-02589):
Eaton Vance Tax-Managed Growth Fund 1.0	12/31/2018

Eaton Vance Growth Trust (File No. 01241):
Eaton Vance Focused Growth Opportunities Fund	2/28/2019
Eaton Vance Focused Value Opportunities Fund	2/28/2019
Eaton Vance Greater China Growth Fund	8/31/2019
Eaton Vance Richard Bernstein All Asset Strategy Fund	8/31/2019
Eaton Vance Richard Bernstein Equity Strategy Fund	8/31/2019
Eaton Vance Worldwide Health Sciences Fund	8/31/2019
Eaton Vance Atlanta Capital Focused Growth Fund	9/30/2019
Eaton Vance Atlanta Capital Select Equity Fund	9/30/2019
Eaton Vance Atlanta Capital SMID-Cap Fund	9/30/2019
Eaton Vance Hexavest Global Equity Fund	7/31/2019
Eaton Vance Hexavest International Equity Fund	7/31/2019
Parametric Research Affiliates Systematic Alternative Risk Premia Fund	7/31/2019

Eaton Vance Variable Trust (File No. 811-10067):
Eaton Vance VT Floating-Rate Income Fund	12/31/2018

Eaton Vance Special Investment Trust (File No. 811-01545)
Eaton Vance Hedged Stock Fund	11/30/2018
Eaton Vance Multisector Income Fund	10/31/2019
Eaton Vance Short Duration Inflation-Protected Income Fund	10/31/2019
Eaton Vance Commodity Strategy Fund	10/31/2018

Eaton Vance Series Trust II (File No.811-02258):
Parametric Tax-Managed Emerging Markets Fund	6/30/2019
Eaton Vance Income Fund of Boston	10/31/2018

Eaton Vance Investment Trust (File No. 811-04443):
Eaton Vance Floating-Rate Municipal Income Fund	3/31/2019
Eaton Vance Short Duration Municipal Income Fund	3/31/2019
Eaton Vance National Limited Maturity Municipal Income Fund	3/31/2019
Eaton Vance New York Municipal Opportunities Fund	3/31/2019

Eaton Vance Municipals Trust (File No. 811-04409):
Eaton Vance Georgia Municipal Income Fund	8/31/2019
Eaton Vance Maryland Municipal Income Fund	8/31/2019
Eaton Vance Missouri Municipal Income Fund	8/31/2019
Eaton Vance North Carolina Municipal Income Fund	8/31/2019
Eaton Vance Oregon Municipal Income Fund	8/31/2019
Eaton Vance South Carolina Municipal Income Fund	8/31/2019
Eaton Vance Virginia Municipal Income Fund	8/31/2019
Eaton Vance Arizona Municipal Income Fund	7/31/2019

Eaton Vance Connecticut Municipal Income Fund	7/31/2019
Eaton Vance Minnesota Municipal Income Fund	7/31/2019
Eaton Vance New Jersey Municipal Income Fund	7/31/2019
Eaton Vance Pennsylvania Municipal Income Fund	7/31/2019
Eaton Vance Municipal Opportunities Fund	7/31/2019
Eaton Vance California Municipal Opportunities Fund	9/30/2019
Eaton Vance Massachusetts Municipal Income Fund	9/30/2019
Eaton Vance New York Municipal Income Fund	9/30/2019
Eaton Vance Ohio Municipal Income Fund	9/30/2019
Eaton Vance National Municipal Income Fund	9/30/2019

Eaton Vance Municipals Trust II (File No. 811-08134):
Eaton Vance High Yield Municipal Income Fund	1/31/2019
Eaton Vance TABS Short-Term Municipal Bond Fund	1/31/2019
Eaton Vance TABS Intermediate-Term Municipal Bond Fund	1/31/2019
Eaton Vance TABS 1-to-10 Year Laddered Municipal Bond Fund	1/31/2019
Eaton Vance 10-to-20 Year Laddered Municipal Bond Fund	1/31/2019
Eaton Vance 5-to-15 Year Laddered Municipal Bond Fund	1/31/2019

Tax-Managed Growth Portfolio (File No. 811-07409)	12/31/2018
Boston Income Portfolio (File No. 811-10391)	10/31/2019
5-to-15 Year Laddered Municipal Bond Portfolio (File No. 811-23151)	1/31/2019
Eaton Vance Municipal Income 2028 Term Trust (File No. 811-22777)	1/31/2019